EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Parker Drilling Company:

We consent to the use of our reports dated March 10, 2014, with respect to the consolidated balance sheets of Parker Drilling Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Houston, Texas
February 25, 2015